September 19, 2024

Jiulong You
Chief Executive and Interim Chief Financial Officer
Pinnacle Food Group Limited
600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada

       Re: Pinnacle Food Group Limited
           Draft Registration Statement on Form F-1
           Submitted August 23, 2024
           CIK No. 0002032755
Dear Jiulong You:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 23, 2024
Cover Page

1. We note that your issued and outstanding share capital consists of both Class A common shares and Class B common shares, with each holder of your Class A common shares entitled to one vote per share and each holder of your Class B common shares entitled to five votes per share. Please revise your cover page to briefly discuss the risks to investors stemming from holders of your Class B common shares being entitled to more votes per share, including your Class B shareholders having control over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including your memorandum and articles of association, and significant corporate transactions. Please also include a cross reference to your risk factor disclosure on page 28.
2. We note your disclosure on page 69 that Jin Yang Zhao currently controls approximately
       60% of your voting power. We also note your disclosure that Li Xia Du controls
 September 19, 2024
Page 2

       approximately 17% of your voting power. Please revise to discuss whether you expect to be a controlled company under the listing standards of Nasdaq following the offering.
       Please also briefly discuss the exemptions available to controlled companies, disclose whether you intend to rely on any such exemptions, and include appropriate risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, that you may elect not to comply with certain corporate governance requirements.
3. Please revise to disclose Ms. Zhao' s current share ownership and voting power percentage in the company, and her expected share ownership and voting power percentage following the offering. Please also disclose, both on the cover page and in your principal shareholder disclosure on page 69, the relationship between Li Xia Du and Jin
       Yang Zhao.
4. Please revise your cover page and prospectus summary to disclose, as you do on page 88, that in connection with this offering, you have agreed to issue Representative's Warrants to the Representative, and that you intend to register the warrants and underlying Class A common shares on this registration statement. Your disclosure should briefly describe the terms of the warrants.
Prospectus Summary, page 1

5. We note your disclosure that you currently sell hydroponic growing systems and technical support services to individual households and community groups and are developing a hydroponic growing system for urban farms. Please revise to discuss, both here and in
       MD&A, where your products and services are currently sold and offered. Refer to Item
       4.B.2. of Form 20-F. Please also briefly discuss the types of community groups and urban farms that you are targeting as customers and your intended timing for the development of your hydroponic growing system for urban farms. In this regard, we note your disclosure that you intend to provide such equipment and services to urban farms in the "near future"
       and to smart greenhouses and large-scale farming systems "at a later date."
6. We note your disclosure that your core technology is based on real-time, remote data monitoring using sensors that you have selected. Please revise to clarify whether these sensors are provided by a third party, and if so, please clarify whether these sensors are custom-made for your products. We also note your disclosure on page 2 that you use "big data structures and machine learning training models developed for [you] by third parties to provide customers with data models to help them better manage vegetable planting."
       Please revise your disclosures throughout to clarify that the data intelligence you provide to users of your hydroponic growing systems is based on "big data structures" and
       "machine learning training models" developed by a third party, and further explain how you utilize these structures and models and to what degree you modify or customize these structures and models when analyzing your customers' data and providing recommendations regarding their vegetables through your mobile applications.
7. We note your disclosure on page 2 that the PFAI Model S hydroponic growing systems and its operating parameters were designed by you and developed by a third party commissioned by you, and that you own the molds made by such third party and have engaged an OEM manufacturer to produce the equipment using the molds. Please revise to clearly identify the party designing, developing, and manufacturing each of your
 September 19, 2024
Page 3

       products and services, including the Model M, Model A and Model R, and FaaS Lite,
       Plus, Pro, and Enterprise. Please also further discuss the role of distributors in the sale of your products, and clearly explain which of your products and services are offered directly to consumers and which of your products and services are offered only through distributors. Consider presenting this information in tabular format.
8. We note your disclosure on page 4 that your "expansion strategy initially entails a carefully phased expansion into various Canadian provinces. This approach is designed to solidify [y]our domestic market presence before increasing [y]our presence in the international arena. After the initial success in the domestic market, [y]ou started to sell
       [y]our products to a distributor in New Zealand and plan to expand to Australia." Please revise to discuss the timeframe for this expansion across Canada and into Australia and describe the relevant phases in detail, including the intended timing for completion of each phase.
Implications of Being a Foreign Private Issuer, page 9

9. Please revise your prospectus summary to clearly state whether you intend to rely on certain home country practices in relation to corporate governance matters.
The Offering
Lock-up, page 12

10. Please revise to briefly describe the "certain exceptions" to your lock-up agreements.
Risk Factors, page 13

11. We note your disclosure on page 45 that in fiscal 2023, your three distributors accounted for approximately 53%, 16% and 12% of your total revenue and that your principal supplier accounted for 84% of your total purchases of materials and outsourcing production costs. We also note that in fiscal 2022, one customer accounted for 89% of your total revenue. Please revise to disclose whether any of your customers accounted for more than 50% of your revenue in fiscal 2023 and whether you expect this customer concentration to continue going forward. Please also amend your risk factor disclosure to include a risk factor describing the risks to investors stemming from your supplier and customer concentration. In this regard, your risk factor on page 13 describes the risks related to your reliance on three distributors but does not discuss risks related to supplier or customer concentration.
12. We note your disclosure on page 74 that you will enter into indemnification agreements with your directors and executive officers that provide such persons with additional indemnification beyond that provided in your post-offering memorandum and articles of association. Please amend your disclosure to include a risk factor describing the limitations on director and officer liability and indemnification, and related risks to investors.
Technological failures and rapid advancements pose risks to our company., page
14

13. Please revise this risk factor to discuss the risks to investors stemming from your outsourcing of the development of your big data structures and machine learning training models to third parties.
 September 19, 2024
Page 4

Increases in costs, disruption of supply or shortage of materials, in particular for our products and consumables, could harm our business., page 21

14. Please revise to disclose the sources and availability of your raw materials. Refer to Item
        4.B.4. of Form 20-F.
It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman
Islands., page 22

15. We note your disclosure that certain of your directors and executive officers reside or are based principally in Canada and the majority of your assets and all or a substantial portion of the assets of these persons is located outside the United States. Please revise to disclose the residence of each of your executive officers and directors.
Risks related to Regulations and Litigation
Any inability to obtain requisite approvals, licenses, or permits..., page 27

16. We note your disclosure that "[d]ue to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in Canada or elsewhere, or would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations." Please revise your disclosure to clarify whether you believe that you currently hold the requisite approvals, licenses, or permits to operate in accordance with relevant government regulations.
Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval..., page 28

17. We note your disclosure that "[a]s a result of the dual-class share structure and the concentration of ownership, holders of Class B Common Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including [y]our memorandum and articles of association, and significant corporate transactions." We also note your disclosure that "[t]his concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Common Shares may view as beneficial." Please advise whether holders of your Class B common shares can approve corporate matters without requiring the favorable vote of any Class A common shares. If so, please revise this risk factor, and your disclosures throughout the registration statement, to clarify that holders of Class B common shares will have control over corporate matters requiring shareholder approval.
Use of Proceeds, page 37

18. We note your disclosure that portions of the proceeds will be used for several uses, including to expand the functionality and capabilities of your hydroponic growing systems; for development and expansion of your business, including international expansion; and for general corporate purposes, including working capital, operating expenses and capital expenditures. Please revise to provide additional detail for each
 September 19, 2024
Page 5

       stated use, including which products you intend to expand and the relevant functionalities and capabilities, where you intend to expand your international activities and how, and the specifics of any planned capital expenditures. If the anticipated proceeds will not be sufficient to fund all of your proposed purposes, please provide the amount and sources of other funds needed. Refer to Item 3.C. of Form 20-F.
Corporate History, page 44

19. We note your disclosure that on July 29, 2024, Ms. Du transferred all 2,999,000 issued and outstanding Class B Preferred Shares in PFAI to PFAI in exchange for 2,999,000
       Class E Preferred Shares of PFAI. Please clarify whether the Class E preferred shares are convertible into Class A or Class B common shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
45

20. Please revise to provide a description of your research and development policies, and if applicable, any material recent trends in production, sales and inventory, costs and selling prices. Refer to Items 5.C. and 5.D. of Form 20-F. In your discussion of your research and development policies, please clarify how you collect or intend to collect data from your products and services. In this regard, we note your disclosure on page 53 that you believe that the large amount of data you collect "will support [y]our research and development and enable [you] to serve larger-scale plant factory projects in the future," and that
       "[c]ommunity garden consumers produce a large quantity of data which enables [you] to test the accuracy of data models [you] created based on data collected by [you] and helps
       [you] provide better and more precise recommendations to [y]our customers." Clarify whether you have access to this data through your mobile app or through other avenues.
21. Given that you exited the ginseng business in 2023, please provide us with your analysis of the guidance concerning discontinued operations as outlined in ASC 205-20.
22. Please expand your disclosure to explain the material increases in your non-current assets.
       Disclose how these assets were acquired and how you determined the carrying value of these assets when acquired. Disclose whether any related parties were involved in these transactions.
Results of Operations for the Year Ended December 31, 2023 and 2022
Revenue, page 46

23. Please quantify revenue from smart farming packages sold to distributors and smart farming systems sold to individuals. Discuss and analyze differences in gross profit generated by these two streams, as well as any trends or uncertainties expected to impact future operations.
24. We note your disclosure that your revenues increased for the relevant period "due to the launch of [y]our new smart farming business in 2023." Please revise your disclosure to clarify how you generated revenue from this "launch," including whether and to what extent the increase in revenue was attributable to sales of certain of your products or services.
 September 19, 2024
Page 6
Liquidity and Capital Resources, page 48

25. We note your disclosure that "[f]or the year ended December 31, 2023, [you] had cash provided from financing activities of US$39 thousand, which was attributable to funds borrowed from related parties" and that "[f]or the year ended December 31, 2022, [you]
       had cash provided by financing activities of US$94 thousand, which was primarily attributable to funds borrowed from related parties." Please revise to discuss the material terms of the relevant transactions pursuant to which you borrowed from these parties including the dates of the transactions, the identity of the parties, and interest rates.
Operating Activities, page 48

26. Please provide a discussion of your accounts receivable balance as of December 31, 2023, which is over 90% of 2023 sales. Quantify the accounts receivable balance from distributors and the balance from individuals.
27. Please provide a discussion of accounts payable as of December 31, 2023, which appears to exceed all of your expenses reported for 2023, as well as the purchase of property, plant and equipment. Discuss the accounting of material non-cash transactions. Critical Accounting Policies, page 50

28. Please disclose the estimated useful lives for furniture and equipment and office equipment. Refer to ASC 360-10-50(d).
Business
Our Business, page 51

29. We note your disclosure listing the benefits of vertical and hydroponic farming systems, including: high yields, no use of pesticides, and water conservation. Please revise to briefly discuss each of the listed benefits disclosed on page 51 and provide support for your statements regarding these benefits.
Industry Overview, page 51

30. Please address the following issues related to your disclosures about the smart farming industry:
           You disclose that "[t]raditional greenhouses control the environmental parameters through manual intervention or a proportional control mechanism, which often results in production loss, energy loss, and increased labor costs." Please provide support for this statement or characterize the same as management's opinion or belief. In addition, to provide context for your statements about production, energy, and labor, please quantify the costs of smart farming compared to traditional greenhouses in each of these categories.
           We note your disclosure that "[s]mart farming and IoT-driven agriculture are paving the way for what some have called a 'Third Green Revolution'," "[i]n the future, this smart farming revolution is expected to reduce the use of pesticide and fertilizers while improving overall efficiency," and "IoT technologies will enable better food traceability, which in turn are expected to lead to increased food safety." Please provide support for these statements.
 September 19, 2024
Page 7

Our Strengths, page 52

31. We note your disclosure that you rely on the specific expertise of "multiple third parties"
       instead of keeping in-house experts, which allows you to maintain reasonable costs.
       Please describe your agreements, if any, with these third-party experts, and discuss the cost structure of your arrangements with these third parties in greater detail.
Our Products, page 53

32. We note that you have entered into a commission agreement with Banjia, pursuant to which Banjia designs and makes molds based on your requirements, and as your proxy, obtained a Chinese design patent for the PFAI Model S, which is valid for 10 years.
       Please file the commission agreement as an exhibit to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. In
       addition, please disclose any risks related to you holding the patent through a proxy.
       Finally, please advise whether any other material assets or operations are located in
       China, Hong Kong, or Macau.
33.    Please revise your statements that you    began offering FaaS Plus for
free to customers
       who purchased the Model M in October 2023    and    are currently
offering FaaS Plus for
       free to customers who purchased the Model M    to clarify whether FaaS
Plus is only being
       provided for free to customers who purchased the Model M through distributors, as stated
       on page 54 and elsewhere.
34. We note your disclosure on page 56 that "[t]he FaaS Pro and FaaS Enterprise service subscription packages are suitable for community hydroponic growing systems and are designed for PFAI Model A and PFAI Model R, respectively." Please revise to further discuss these packages, including whether they include agricultural seeds, grow sponges and nutrient solutions, such as the FaaS Light and Plus packages, and on-site cleaning and technical assistance. Please also revise your disclosure to clarify whether customers who do not purchase your subscription packages can still benefit from your user application and analytics.
Regulatory Environment, page 58

35. Please revise this section to discuss whether you are in compliance with the various regulatory and legal requirements in connection the operation of your business both in
       Canada and as a Cayman company. We also note your disclosure that in Canada, ISED regulates radio devices and other electronic products that have sensors, and that sensors and transmitters used in products may require certification and registration and proper labels. Please clarify whether the company producing the sensors and transmitters or the company whose product incorporates any such sensors and transmitters is responsible for certification and registration.
Competition, page 60

36. We note your disclosure that you are "not aware of any large companies that engage in similar businesses like [y]ours." We also note your disclosure that "[t]he entry of more companies into the smart farming market would intensify competition." Please revise to briefly discuss companies that currently operate in the smart farming or gardening market, regardless of size, that offer hydroponic systems to customers and explain how you
 September 19, 2024
Page 8

       compare to these competitors. Please also disclose any barriers to entry into the smart farming market that would impact the ability of additional companies to enter into the market.
Intellectual Property, page 61

37. We note your disclosure that on April 19, 2024, you filed for a design patent application for the Model S system in Canada and that on May 25, 2023, you filed an application for the trademark registration of PFAI in Canada. Please revise to note whether these applications have been approved. Please also disclose when the Banjia patent in China was obtained.
Management
Compensation of Directors, page 68

38. Please revise to also disclose compensation paid and/or benefits in kind granted for the last full financial year to your non-independent directors and executive officers. Refer to
       Item 6.B. of Form 20-F.
Principal Shareholders, page 69

39. Please revise the principal shareholders table to include the independent director nominee,
       Dr. Yunhao Chen. Please also revise the table to include the address of each of the shareholders included in the table.
Related Party Transactions, page 70

40. Please file the leasing agreements with Steel Magnolia for 1155-950 Seaborne Avenue and 600 837 W Hastings St. Please also file any agreements entered into with Ms. Du in connection with the working capital advance, and with Mr. Zhao in connection with his consultant services to the company. Refer to Item 601(b)(10) of Regulation S-K.
Consolidated Financial Statements
Revenue Recognition, page F-11

41. On page 3, you state that you analyze data and notify distributors of abnormal data so that the distributors may guide users to adjust the planting environment and conditions. Please explain how your revenue recognition policies address this service and your basis for considering your performance obligations to be fulfilled upon delivery of the package.
42. With regard to smart farming systems sold to individuals, you state, The transaction price is clearly stated in the agreement for each of the two performance obligations.
       Please clarify whether the transaction prices stated in the agreement are also the standalone selling prices and whether you allocate the overall transaction price to each performance obligation on a relative standalone selling price basis in accordance with paragraphs 606-10-32-31 through 32-35.
43. Please expand your disclosure to clearly explain how you determined that your reported revenue balance complies with GAAP. Absent a disclosure to the contrary, it appears that there may be an error in the timing of your revenue recognition given that 91% of your
       2023 revenue had not been collected by year-end. In your disclosure, identify the specific products, services, and performance obligations included in your sales transactions and
 September 19, 2024
Page 9

       the factors you considered in accounting for each component. Describe your sales returns and warranty policies and how you derive the corresponding accounting estimates.
       Discuss your standard accounts receivable repayment terms and whether they apply equally to all of your major customers. Specifically state whether your practice has been to generally allow your distributors to delay paying you what they owe until after they have sold the products to the end customer. Quantify the amounts of any sales recognized with related parties. Please note that we may have further comment.
Note 11 - PFAI Preferred Shares, page F-19

44. Please tell us how you intend to account for the 2024 preferred stock transaction. It appears that since the majority stockholder may have effective control over the events triggering redemption, the analogous guidance in ASC480-10-S99.7 could be relevant.
       Your accounting analysis should also be provided in your footnote disclosures.
General

45. We note your disclosure that you do not develop or manufacture your products but instead contract third parties and OEMs to produce molds and the equipment using the molds. We also note that you rely on third party distributors to sell certain of your products, having entered into agreements with two distributors in Canada and one in New Zealand. Please revise your disclosure in your business section to provide a summary of each material contract, including with any customer, manufacturer, supplier, distributor, and/or commercial counterparty, other than contracts entered into in the ordinary course of business, to which you or any of your subsidiaries is a party, for the two years immediately preceding this registration statement, including dates, parties, general nature of the contracts, material terms and conditions, and amount of any consideration passing to or from you or any of your subsidiaries. Refer to Item 10.C. of Form 20-F. Please also file any such material contracts as exhibits to this registration statement or provide us your analysis as to why you believe such contracts do not need to be filed. Refer to Item
       601(b)(10) of Regulation S-K.
46. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 September 19, 2024
Page 10

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Pang Zhang-Whitaker, Esq.